Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Clorox's ratio of earnings to fixed charges for the periods indicated:

	Three Months Ended		Year Ended June 30
(In millions, except ratios)	9/30/2009	9/30/2008	2009	2008	2007	2006	2005
Earnings from continuing operations before taxes	$244	$186	$811	$693	$743	$653	$729

Additions:
Amortization of capitalized interest	-	-	1	1	2	2	2
Dividends from investees	-	-	10	7	8	9	10

Deductions:
Undistributed income of equity investees	(2)	(2)	(8)	(8)	(8)	(7)	(10)

Subtotal	242	184	814	693	745	657	731

Interest expense	36	42	161	168	113	127	79
Estimated portion of rental expense attributable to interest	-	-	5	5	4	4	4

Total fixed charges	36	42	166	173	117	131	83

Total earnings	$278	$226	$980	$866	$862	$788	$814

Ratio of earnings to fixed charges	8	5	6	5	7	6	10